Exhibit 99.1

PNI Digital Media Inc.

Unaudited Condensed Consolidated Interim Financial Statements For the three month period ended December 31, 2013

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of PNI Digital Media Inc. (the “Company”) have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PNI Digital Media Inc.
Condensed Consolidated Interim Balance Sheet
Prepared by Management
(expressed in Canadian dollars)

	(Unaudited)
Assets	December 31, 2013	September 30, 2013

Current assets
Cash and cash equivalents	$5,957,543	$2,425,106
Accounts receivable	7,000,778	3,829,654
Prepaid expenses and other current assets	836,601	411,728

	13,794,922	6,666,488

Property and equipment (note 7)	4,810,752	4,482,948
Deferred income tax asset	2,214,519	2,214,519
Intangible assets	1,174,436	1,254,931
Other long-term assets	115,365	132,346
	$22,109,994	$14,751,232

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$3,038,473	$3,037,371
Line of credit and overdraft (note 15)	-	1,401,070
Current portion of deferred revenue	291,087	308,990
Current portion of finance obligations (note 14, note 15)	447,298	341,659
Deferred rent	44,810	22,953
Purchase Consideration	275,332	343,279

	4,097,000	5,455,322

Deferred revenue	235,977	273,241
Finance obligations (note 14, note 15)	678,051	576,104
Deferred rent – Long term	531,770	275,632
Deferred income tax liability	344,762	332,354
	$5,887,560	$6,912,653

Shareholders’ Equity (note 8)

Share capital	$73,448,672	$66,881,748
Contributed surplus	19,654,810	19,410,066
Accumulated deficit	(77,934,089)	(78,802,351)
Accumulated other comprehensive loss	1,053,041	349,116

	16,222,434	7,838,579

	$22,109,994	$14,751,232

Approved by the Board of Directors

“Kyle Hall”	Director	“Peter Fitzgerald “	Director

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended
	December 31, 2013	December 31, 2012

Revenue (note 10)	$8,150,591	$6,555,984
Cost of sales	3,077,938	2,923,203
Gross Margin	5,072,653	3,632,781

Expenses
Software development	2,356,057	2,515,174
General and administration	946,497	973,695
Sales and marketing	306,796	334,351

	3,609,350	3,823,220

Income (Loss) from operations	1,463,303	(190,439)

Foreign exchange loss	(563,760)	(130,348)
Finance income and other	(10,122)	1,755
Finance costs	(21,159)	-

	(595,041)	(128,593)

Income (Loss) before income tax	868,262	(319,032)

Deferred income tax recovery	-	-
Income tax recovery (expense)	-	-

Income (Loss) for the period	868,262	(319,032)

Other comprehensive (loss) gain:

Items subsequently classified to Statement of Comprehensive loss

Translation of foreign operations	703,925	182,263

Total comprehensive income (loss) for the period	$1,572,187	$(136,769)

Earnings (loss) per share

Basic	$0.02	$(0.01)
Fully diluted	$0.02	$(0.01)

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Condensed Consolidated Statements of Changes in Equity
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Share Capital
					Accumulated
	Number of				other	Total
	Common		Contributed	Accumulated	comprehensive	Shareholders’
	Shares	Amount	surplus	deficit	loss	equity

Balance September 30, 2013	34,299,471	$66,881,748	$19,410,066	$(78,802,351)	$349,116	$7,838,579
Issuance of shares on vesting of RSUs and PSUs	26,682	41,357	(41,357)			-
Shares issued for cash	7,119,650	7,475,633				7,475,633
Share issuance costs		(950,066)				(950,066)
Broker compensation options			251,138			251,138
Stock-based compensation			34,963			34,963
Net income				868,262		868,262
Other comprehensive gain					703,925	703,925
Balance December 31, 2013	41,445,803	$73,448,672	$19,654,810	$(77,934,089)	$1,053,041	$16,222,434

	Share Capital
					Accumulated
	Number of				other	Total
	Common		Contributed	Accumulated	comprehensive	Shareholders’
	Shares	Amount	surplus	deficit	loss	equity

Balance September 30, 2012	34,257,922	$66,817,352	$19,334,098	$(71,135,021)	$(197,217)	$14,819,212
Issuance of shares on vesting of RSUs and PSUs	41,549 64,396		(64,396)			-
Stock-based compensation			36,451			36,451
Net loss				(319,032)		(319,032)
Other comprehensive gain					182,263	182,263
Balance December 31, 2012	34,299,471	$66,881,748	$19,306,153	$(71,454,053)	$(14,954)	$14,718,894

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Condensed Consolidated Statement of Cash Flow
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended
	December 31, 2013	December 31, 2012
Cash flows from operating activities
Net income (loss) for the period	$868,262	$(319,032)
Items not affecting cash
Amortization of property and equipment	350,747	381,842
Amortization of intangible assets	125,988	17,542
Stock-based compensation expense	34,963	36,451
Unrealized foreign exchange loss	561,703	140,547
Loss on disposal of property and equipment	-	480
Movement in deferred rent and other	288,529	-
Quarterhouse acquisition contingent payment	(78,480)	-
	2,151,712	257,830
Net change in non-cash working capital
Items (note 16)	(3,669,116)	(980,448)
	(1,517,404)	(722,618)
Cash flows from investing activities
Purchase of property and equipment	(500,847)	(196,873)
Purchase of intangible assets	(1,073)	(31,419)
Proceeds on disposal of property and equipment	-	1,914
	(501,920)	(226,378)
Cash flows from financing activities
Issue of common shares	7,475,633	-
Cash cost of share issuance	(533,534)	-
Repayment of line of credit and lease facility	(1,170,000)	-
Repayment of finance lease obligations	(73,991)	-
	5,698,108	-
Effect of changes in foreign exchange rates on cash and cash equivalents	84,723	(272)

Increase (Decrease) in cash and cash equivalents during the period	3,763,507	(949,268)

Cash and cash equivalents - beginning of period (note 16 b)	2,194,036	4,611,824

Cash and cash equivalents - end of period	$5,957,543	$3,662,556

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

1. Nature of operations

PNI Digital Media Inc. is incorporated under the laws of the Province of British Columbia, Canada and is listed on the Toronto Stock Exchange (“TSX”) under the symbol PN and the OTC Bulletin Board under the symbol PNDMF. The address of the Company’s registered office is Suite 590, 425 Carrall Street, Vancouver, B.C. Canada, V6B 6E3.

PNI Digital Media Inc. and its subsidiaries (together “the Company”) provide retailers transaction processing and order routing services through the operation of the PNI Digital Media Platform. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photo prints, gifting products such as photo books and photo calendars, business cards and stationery. The Company’s online platform electronically connects the retailer and its customers through the internet and provides digital image delivery, hosting, transaction processing and storage. In addition, the Company provides the retailer with kiosk software which allows consumers to offload digital images from their digital media and order prints and gifting products within the retailer’s locations. The kiosk software is also connected to the Company’s online platform permitting customers in-store to order gifting products from the kiosk, which are then transmitted from the kiosk to a remote fulfillment facility via the online platform.

2. Basis of preparation and compliance

These condensed consolidated interim financial statements for the three months ended December 31, 2013 have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended September 30, 2013 which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements were approved for issue by the Board of Directors on February 11, 2014.

3. Summary of significant accounting policies

The significant accounting policies adopted are consistent with those of the previous financial year. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending September 30, 2014 could result in a restatement of these condensed consolidated interim financial statements.

The accounting policies adopted are consistent with those of the previous financial year except taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income or loss.

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

a)	Basis of measurement

The condensed consolidated interim financial statements have been prepared under the historical cost convention.

4. Significant accounting estimate and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended September 30, 2013.

5. Seasonality of operations

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter, ended December 31. Due to the seasonal nature of the Company’s business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

6. Cost of sales and operating expenses

Within cost of sales and operating expenses, the Company includes charges relating to amortization of plant and equipment, amortization of intangible assets and share-based compensation. These costs are identified below in their relevant statement operations caption.

		For the three months ended December 31, 2013
	Per statement of	Amortization of	Amortization of	Share-based	Excluding
	operations	property and	intangible assets	compensation	amortization and
		equipment			share-based
					compensation
Cost of sales	$3,077,938	293,086	125,792	2,112	$2,656,948
Operating expenses
Software development	2,356,057	49,626	140	4,948	2,301,343
General and administration	946,497	4,420	56	27,567	914,454
Sales and marketing	306,796	3,615	-	336	302,845
Total operating expenses	$3,609,350	57,661	196	32,851	$3,518,642
	$6,687,288	350,747	125,988	34,963	$6,175,590

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

			For the three months ended December 31, 2012

	Per statement of	Amortization of	Amortization of	Share-based	Excluding
	operations	property and	intangible assets	compensation	amortization and
		equipment			share-based
					compensation
Cost of sales	$2,923,203	320,291	17,306	1,092	$2,584,514
Operating expenses
Software development	2,515,174	52,424	236	5,669	2,456,845
General and administration	973,695	4,991	-	27,682	941,022
Sales and marketing	334,351	4,136	-	2,008	328,207
Total operating expenses	$3,823,220	61,551	236	35,359	$3,726,074
	$6,746,423	381,842	17,542	36,451	$6,310,588

7. Property and equipment

October 1, 2013 to December 31, 2013

		Furniture and
	Computer	office	Leasehold
	equipment	equipment	improvements	Total
Cost
As at October 1, 2013	$18,262,136	$420,392	$469,507	$19,152,035
Additions	421,837	15,759	238,730	676,326
Currency translation adjustments	15,484	422	-	15,906
As at December 31, 2013	$18,699,457	$436,573	$708,237	$19,844,267

Accumulated Amortization
As at October 1, 2013	$14,126,701	$321,656	$220,730	$14,669,087
Amortization	329,116	4,981	16,650	350,747
Currency translation adjustments	13,677	4	-	13,681
As at December 31, 2013	$14,469,494	$326,641	$237,380	$15,033,515

Carrying value – October 1, 2013	$4,135,435	$98,736	$248,777	$4,482,948
Carrying value – December 31, 2013	$4,229,963	$109,932	$470,857	$4,810,752

October 1, 2012 to September 30, 2013

		Furniture
	Computer	and office	Leasehold
	equipment	equipment	improvements	Total
Cost
As at October 1, 2012	$17,159,448	$406,577	$243,962	$17,809,987
Additions	1,233,940	17,637	225,545	1,477,122
Disposals / write-offs	(141,061)	(3,800)	-	(144,861)
Currency translation adjustments	9,809	(22)	-	9,787
As at September 30, 2013	$18,262,136	$420,392	$469,507	$19,152,035

Accumulated Amortization
As at October 1, 2012	$12,657,005	$303,808	$165,819	$13,126,632

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Amortization	1,583,341	21,661	54,911	1,659,913
Disposals / write-offs	(123,345)	(3,800)	-	(127,145)
Currency translation adjustments	9,700	(13)	-	9,687
As at September 30, 2013	$14,126,701	$321,656	$220,730	$14,669,087

Carrying value – October 1, 2012	$4,502,443	$102,769	$78,143	$4,683,355
Carrying value – September 30, 2013	$4,135,435	$98,736	$248,777	$4,482,948

8. Share capital and stock options

a)	Authorized

Unlimited number of common and preferred shares without par value

As at December 31, 2013, the Company had 41,445,803 common shares issued (September 30, 2013: 34,299,471) and 41,445,803 outstanding. There are no preferred shares issued or outstanding at December 31, 2013 (September 30, 2013: nil).

b)	Share capital

On December 20, 2013, the Company announced the closing of its public offering of common shares, where the Company issued 7,119,650 common shares priced at $1.05 per common share, for gross proceeds of approximately $7,475,633.

As part of the Offering, the underwriters were granted compensation options (the “Compensation Options”) entitling the underwriters to purchase 427,179 common shares at an exercise price of $1.15, for a period of 24 months from the date of closing. The fair value of each Compensation Option is estimated on the date of grant using the Black-Scholes option pricing model using the follow inputs and included within share issuance costs:

Compensation
Description	Options

Exercise price	$1.15
Market price on date of grant	1.16
Expected forfeiture rate	0%
Expected volatility	95.73%
Risk-free interest rate	1.07%
Expected life (years)	1.98
Expected dividend yield	0%

Grant-date fair value ($ per share)	$0.59

Total share issuance costs associated with the public offering were $950,066, which included $251,138 relating to the Compensation Options, resulting in net proceeds of $6,525,567.

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

c)	Options

The Company provides stock options to directors and certain employees of the Company pursuant to a stock option plan (the “Plan”). The Plan authorizes a maximum of 10% (4,144,580) of the Company’s issued and outstanding common shares to be reserved for issuance. The term of the options granted under the plan is five years and options are subject to various vesting requirements.

The following table summarizes activity under the Company’s stock option plan since September 30, 2013:

	Number of	Average
	options	exercise price
Balance, September 30, 2013 (663,878 options exercisable)	2,600,000	$0 .48
Expired & Forfeited	(100,000)	0.30
Balance, December 31, 2013 (1,241,050 options exercisable)	2,500,000	$0 .49

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model. No stock options were granted between October 1, 2013 and December 31, 2013.

During the three months ended December, 2013, the Company recognized compensation expense on options of $33,057 (2012: $34,420).

9. Segment information

The Company provides our retail partners with transaction processing and routing orders for customized digital content and all sales are made in this segment. The Company’s sales by geographical area are as follows:

	Three Months Ended
Description	December 31, 2013	December 31, 2012

Canada	$1,671,703	$1,361,520
United States	$5,909,080	$4,453,959
United Kingdom	$546,899	$699,691
Other	$22,909	$40,814

Total	$8,150,591	$6,555,984

Revenue is attributed to the geographic location of the Company’s customer.

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

As at December 31, 2013 and September 30, 2013, the Company’s assets and liabilities by geographical location are as follows:

	Canada	United Kingdom	United States	Total

December 31, 2013

Assets
Property and equipment	$4,753,166	$2,949	$54,637	$4,810,752
Goodwill and intangible assets	$805	$1,047	$1,172,584	$1,174,436

Liabilities
Accounts payable and accrued liabilities	$2,607,694	$420,809	$9,970	$3,038,473
Deferred revenue	$450,478	$69,077	$7,509	$527,064
Finance lease obligation	$1,125,349	$-	$-	$1,125,349
Deferred income tax liability	$-	$-	$344,762	$344,762
Contingent consideration	$275,332	$-	$-	$275,332

September 30, 2013

Assets
Property and equipment	$4,422,337	$3,679	$56,932	$4,482,948
Goodwill and intangible assets	$-	$1,235	$1,253,696	$1,254,931
Deferred income tax asset	$2,214,519	$-	$-	$2,214,519

Liabilities
Accounts payable and accrued liabilities	$2,615,433	$400,978	$20,960	$3,037,371
Line of credit and overdraft	$1,401,070	$-	$-	$1,401,070
Deferred revenue	$480,021	$99,288	$2,922	$582,231
Finance lease obligations	$917,763	$-	$-	$917,763
Net deferred income tax liability	$-	$-	$332,354	$332,354
Contingent consideration	$343,279	$-	$-	$343,279

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

10. Revenue

	Three Months Ended
Description	December 31, 2013	December 31, 2012

Transaction fees	$6,400,448	$5,386,903
Software licenses and installation fees	222,995	325,015
Membership fees	912,839	416,706
Professional fees	157,166	100,091
Archive fees	457,143	327,269

Total	$8,150,591	$6,555,984

Major customers representing 10% or more of the Company’s sales for the period are as follows:

	Three Months Ended
Description	December 31, 2013	December 31, 2012
Customer A	$2,270,937	$1,869,794
Customer B	1,504,936	1,064,145
Customer C	3,132,097	2,606,039

11. Related Party Transactions

During the three months ended December 31, 2013, the Company incurred legal fees of $127,272 (2012: $52,760) for services provided by McMillan LLP, a law firm of which the Corporate Secretary of the Company is a partner. Accounts payable and accrued liabilities at December 31, 2013 included $127,272 (September 30, 2013: $19,687) related to these services.

During the three ended December 31, 2013, the Company incurred consulting fees of $14,672 (2012: $15,412) for services provided by Digital Photoworks, a company of which a Director of the Company controls. Accounts payable and accrued liabilities at December 31, 2013 included $4,747 (September 30, 2013: $nil) related to these services.

During the three months ended December 31, 2013, the Company incurred employment expenses of $8,579, (2012: $nil) paid to a relative of an Officer of the Company.

During the three months ended December 31, 2013, the Company generated revenue of $708 (2012: $1,376) relating to transaction fees, software license and installation fees, and membership fees from a customer, Extrafilm, of which a Director of the Company controls. Accounts receivable as at December 31, 2013 included $1,274 (September 30, 2013: $299) related to these services.

All amounts charged were recorded at the amount of consideration established and agreed to by the related parties and having normal trade terms.

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

12. Compensation of key management

Key management includes the Company’s directors, and members of the executive team. Compensation awarded to key management included:

	Three Months Ended
Description	December 31, 2013	December 31, 2012

Salaries, director fees and short-term employee
benefits	$437,331	$445,051
Share-based payments	33,400	31,559
Termination benefits	-	66,667
Total	$470,731	$543,277

13. Contingencies

From time to time the Company may be involved in various litigation matters. In addition, the Company has contractual indemnification obligations as part of certain of our retailer agreements. Any losses that may arise as a result of these binding legal arrangements may be material to the consolidated financial statements.

On November 27, 2013, the Company received a letter from Bloom Stationers LLC “Bloom” alleging certain violations of the terms of our Amended and Restated Master Development & Services by and between Bloom and the Company (the “Bloom Agreement”). On January 31, 2014, Bloom filed an order to show cause for a preliminary injunction enjoining PNI from misappropriating Bloom’s proprietary content, directly competing with Bloom, soliciting Bloom’s current and prospective customers, and operating the websites and services it has agreed to operate for Bloom’s current and prospective customers. The Company believes the allegations are completely without merit.

14. Finance lease liabilities

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default. These leases include purchase option at the end of the lease term at nominal amounts.

	December 31, 2013	September 30, 2013

Gross finance lease liabilities– minimum lease payments	$1,182,871	$966,861
Future finance charges on finance lease liabilities	(57,522)	(49,098)
Present value of finance lease liabilities	$1,125,349	$917,763

15. Line of credit and overdraft

Facility	December 31, 2013	September 30, 2013
Revolving Demand Facility	$-	$1,170,000
Lease Facility	755,000	609,000
Overdraft	-	231,070

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

$755,000	$2 ,010,700

The Company has a Credit Agreement with its bank (the “Bank”) which provides the Company with two separate credit facilities, being a revolving demand facility of up to $1,500,000 (“Revolving Demand Facility”) and a $1,250,000 reducing facility by way of Leases (“Lease Facility”). The two credit facilities and all other obligations of the Company to the Bank are secured by way of a General Security Agreement between the Bank and the Company, constituting a first ranking security interest in all personal property of the Company. The Revolving Demand Facility bears interest at a rate of Bank prime + 1.50% and contains a financial covenant requiring us not to exceed a borrowing limit of 67% of good Canadian and US Accounts receivable less potential prior-ranking claims which include items such as sales and excise taxes, payroll liabilities, and overdue rent, property and business taxes. The Lease Facility will be subject to separate agreements between the Bank and the Company. As at December 31, 2013 none of the Revolving Demand Facility was used (September 30, 2013: $1,170,000), and $755,000 (September 30, 2013: $609,000) of the Lease Facility had been utilized, resulting in an unutilized amount of $1,500,000 for the Revolving Demand Facility and an unutilized amount of $495,000 for the Lease Facility. The Lease Facility is included within the Finance Lease Obligations (short term and long term portion).

16. Supplementary cash flow information

a)	Net change in non-cash working capital items

	Three Months Ended
Description	December 31, 2013	December 31, 2012

Accounts receivable	$(3,121,619)	$(925,422)
Prepaid expenses and other current assets	(404,817)	103,323
Accounts payable and accrued liabilities	(82,726)	(201,202)
Changes in deferred revenue	(59,954)	42,853

Total	$(3,669,116)	$(980,448)

b)	Cash and cash equivalents

	December 31, 2013	September 30, 2013
Cash and Cash equivalents is made up of:
Cash and cash equivalents	$5,957,543	$2,425,106
Overdraft (note 15)	-	(231,070)
	$5,957,343	$2,194,036